April 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Congressional Effect Family of Funds (the “Trust”)

Request for Withdrawal of Post-effective Amendment No. 13 to the Trust’s
Registration Statement (File Nos. 333-148558 and 811-22164)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment regarded proposed changes to the investment strategy of the Congressional Effect Fund (the “Fund”), the implementation of which may be delayed to a later date.

The Amendment was filed electronically with the Securities and Exchange Commission on March 10, 2014 (Accession No. 0001398344-14-001596). No securities were sold in connection with this offering.

If you have any questions, please do not hesitate to contact the Trust’s attorney, Jeffrey Skinner of Kilpatrick Townsend & Stockton LLP, at 336-607-7512.

Very truly yours,

/s/ Sean McCooey

Sean McCooey
President of the Trust